Exhibit (h)(d)(4)(a)

SCHEDULE A

Pacific Select Fund

Expense Limitation Agreement

For the Pacific Dynamix Portfolios and Underlying Portfolios

Portfolio	Expense Limitation[i]	Effective Date of Current Limit	Expiration Date
Pacific Dynamix – Conservative Growth	0.59	May 1, 2014	April 30, 2015
Pacific Dynamix – Moderate Growth	0.59	May 1, 2014	April 30, 2015
Pacific Dynamix – Growth	0.59	May 1, 2014	April 30, 2015

[i]	Maximum operating expense limit as a percentage of average net assets.

Effective: May 1, 2014

PACIFIC SELECT FUND

By:	/s/ Howard T. Hirakawa	By:	/s/ Laurene E. MacElwee
Name:	Howard T. Hirakawa	Name:	Laurene E. MacElwee
Title:	Vice President	Title:	VP & Assistant Secretary

PACIFIC LIFE FUND ADVISORS LLC

By:	/s/ Howard T. Hirakawa	By:	/s/ Laurene E. MacElwee
Name:	Howard T. Hirakawa	Name:	Laurene E. MacElwee
Title:	VP, Fund Advisor Operations	Title:	VP & Assistant Secretary

JGL